FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
ANNUAL REPORT

of

DEVELOPMENT BANK OF JAPAN
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2002

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

RIKIZO MATSUKAWA
Development Bank of Japan
New York Representative Office
Suite 830
1251 Avenue of Americas
New York, New York 10020

Copies to:

STEPHEN A. GRANT
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

*	The registrant is filing this annual report on a voluntary basis.

In connection with the offer, issuance and sale by Development Bank of Japan (the “Bank”) of its 1.70% Japanese Yen Guaranteed Bonds Due September 20, 2022 (the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2002 (the “Annual Report”) as follows:

1.     The following additional exhibits are hereby added to the Annual Report:

Exhibit Number	Description

5. A.	Opinion, including consent and address, of Tomotsune & Kimura, Japanese counsel to the Bank and Japan, in respect of the validity of the Bonds

B.	The names and addresses of the Underwriters of the Bonds

C.	Underwriting Agreement, dated December 6, 2002, relating to the Bonds and guarantee thereof

D.	Fiscal Agency Agreement, dated as of December 6, 2002, relating to the Bonds and guarantee thereof (with forms of Bond and guarantee attached)

E.	Schedule of expenses incurred or borne by or for the account the Bank in connection with the sale of the Bonds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 6th day of December 2002.

DEVELOPMENT BANK OF JAPAN

By	/s/ RIKIZO MATSUKAWA
RIKIZO MATSUKAWA Chief Representative New York Representative Office

EXHIBIT INDEX

Exhibit Number	Description

5. A.	Opinion, including consent and address, of Tomotsune & Kimura, Japanese counsel to the Bank and Japan, in respect of the validity of the Bonds

B.	The names and addresses of the Underwriters of the Bonds

C.	Underwriting Agreement, dated December 6, 2002, relating to the Bonds and guarantee thereof

D.	Fiscal Agency Agreement, dated as of December 6, 2002, relating to the Bonds and guarantee thereof (with forms of Bond and guarantee attached)

E.	Schedule of expenses incurred or borne by or for the account the Bank in connection with the sale of the Bonds